

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2010

Mr. Michael Jeffery
Chief Executive Officer
LECG Corporation
2000 Powell Street, Suite 600
Emeryville, CA 94608

Re: LECG Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 000-50464

Dear Mr. Jeffery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 114

1.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.

Cash Compensation, page 116

2.   Please tell us why the compensation committee decided to keep base salaries at the same level as in 2008. Confirm that you will provide similar disclosure in future filings.

3.   We note that both annual cash incentives and equity compensation are tied, in part, to financial and non-financial objectives, including individual objectives for senior management. Please identify and quantify all of the financial performance criteria used to determine awards in future filings. Please tell us more specifically why each named

executive officer received his or her respective cash and stock bonuses identified in the Summary Compensation Table and explain how each financial and non-financial factor was used to determine the amounts awarded. Refer to Item 402(b) of Regulation S-K. Provide sample disclosure in your response and confirm that you will provide similar disclosure in future filings.

<u>Restricted Stock Awards, page 118</u>

4.   Please explain in greater detail how Mr. Fife's "overall performance" resulted in the committee's decision to grant the 6,000 shares of restricted stock. Provide sample disclosure in your response and confirm that you will provide similar disclosure in future filings.

<u>Item 15. Exhibits and Financial Statement Schedules, page 132</u>

5.   We note that exhibit 10.12 only lists and does not include the schedules listed in the table of contents for such agreement. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please file the complete agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel